Ex-99.1
GRAVITY Co., Ltd.
Consolidated Balance Sheet
     (In millions of KRW and in thousands of US$)

			As of
	31-Dec-05		31-Mar-06		30-Jun-06
	KRW	US$	KRW	US$	KRW	US$
	(audited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	25,874	26,975	26,346	27,467	16,825	17,541
Short-term financial instruments	59,900	62,448	54,998	57,337	64,705	67,457
Accounts receivable, net	4,784	4,987	4,567	4,761	4,570	4,764
Assets held for sale	8,099	8,443	8,099	8,444	–	–
Other current assets	10,771	11,229	6,167	6,429	8,561	8,925

Total current assets	109,428	114,082	100,177	104,438	94,661	98,687

Property and equipment, net	11,863	12,368	11,295	11,776	10,523	10,971
Leasehold and other deposits	3,402	3,547	3,388	3,532	3,121	3,254
Intangible assets	12,750	13,292	12,467	12,997	12,520	13,052
Goodwill	1,451	1,513	1,451	1,513	1,451	1,513
Other investment	926	965	1,795	1,871	10,414	10,857
Other non-current assets	5,037	5,251	5,839	6,087	6,373	6,644

Total assets	144,857	151,018	136,412	142,214	139,063	144,978

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	11,279	11,759	5,672	5,913	4,799	5,003
Deferred income	5,233	5,456	4,754	4,956	4,218	4,397
Other current liabilities	2,936	3,061	1,766	1,841	1,471	1,534
Total current liabilities	19,448	20,276	12,192	12,710	10,488	10,934
Long-term deferred income	2,994	3,121	2,538	2,646	2,235	2,330
Accrued severance benefits	588	613	564	588	611	637
Other non-current liabilities	1,043	1,087	700	730	711	741

Total liabilities	24,073	25,097	15,994	16,674	14,045	14,642

Minority interest	22	23	20	21	21	22
Common stock	3,474	3,622	3,474	3,622	3,474	3,622
Additional paid-in capital	74,902	78,088	75,001	78,191	75,118	78,313
Retained earnings	42,587	44,398	42,146	43,939	46,616	48,599
Accumulated other comprehensive income (loss)	(201)	(210)	(223)	(233)	(211)	(220)

Total shareholders’ equity	120,762	125,898	120,398	125,519	124,997	130,314

Total liabilities and shareholders’ equity	144,857	151,018	136,412	142,214	139,063	144,978

* For convenience, the KRW amounts are expressed in U.S. dollars at the rate of KRW959.20 to US$1.00, the noon buying rate in effect on October 10, 2006 as quoted by the Federal Reserve Bank of New York.